SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934

                           TELEMUNDO GROUP, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                   87943M306
                                   87943M405
                                 (CUSIP Number)

                                Guillermo Bron
                           Bastion Capital Fund, L.P.
                     1999 Avenue of the Stars, Suite 2960
                        Los Angeles, California  90067
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                with a copy to:

                           Michael A. Woronoff, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California  90071-3144
                                (213) 687-5000

                                 July 31, 1996
                        (Date of Event which Requires
                          Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:
                                                               ___
                                                              /  /

     Check the following box if a fee is being paid with this
     Statement:

                                                              ___
                                                             /  /


     CUSIP NO. 87943M306
     CUSIP No. 87943M405        Schedule 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BASTION CAPITAL FUND, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                     ___
                                                  (b)/X /**
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      -0-**
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :      1,847,685**
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :      1,847,685**
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                               -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,847,685**

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     / X /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          18.5%**

     (14) TYPE OF REPORTING PERSON*
          PN



     ITEM 1.   SECURITY AND ISSUER

               This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Telemundo Group, Inc. a Delaware corporation (the "Issuer"). The common stock of the Issuer consists of two series: Class A
     ("Class A Shares") and Class B ("Class B Shares"). The principal executive offices of the Issuer are located at 2290 West 8th Avenue, Hialeah, Florida 33010.

               This Amendment No. 4 amends the initial statement and Amendments No. 1 through No. 3, to the Schedule 13D, previously filed by Bastion (collectively, the "Initial Statements") and is being filed to report the purchase of 100,000 Class A Shares (the "Additional Shares") by Bastion. Reference is made to the Initial Statements for information concerning certain defined terms used herein and not otherwise defined herein.
     The Initial Statements are amended as set forth herein.

     ITEM 2.   IDENTITY AND BACKGROUND

               This Amendment No. 4 to Schedule 13D also relates to the conversion of Juran Investments, Inc., a Delaware corporation ("Juraco") general partnership interest in Bastion Partners, L.P., a Delaware limited partnership ("BP"), the sole general partner of Bastion Capital Fund, L.P., a Delaware limited part-nership ("Bastion"), into a special limited partnership interest in BP (the "Conversion"). The Conversion was affective as of June 1, 1996 at which time Juraco ceased to be a general partner in BP and became a special limited partner in BP. The principal business of Juraco is to act as a special limited partner of BP.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds (including commissions) required by Bastion to purchase the Additional Shares is $2,312,500. Such funds were obtained from the working capital of Bastion.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) Bastion is the beneficial owner of (i) 964,997 Class A Shares (approximately 16.4% of the Class A Shares outstanding) and (ii) 882,688 Class B Shares (approximately 21.4% of the Class B Shares outstanding). The 1,847,685 Shares owned by Bastion represent approximately 18.5% of the total Shares outstanding.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 8.     Letter Agreement dated July 31, 1996.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  August 2, 1996

                                    BASTION CAPITAL FUND, L.P.

                                    By:  Bastion Partner, L.P.,
                                         its general partner

                                         By:  Bron Corp.,
                                              its general partner

                                              By:  /s/ Guillermo Bron
                                                   Guillermo Bron
                                                   President

                                         By:  Villanueva Investments, Inc.,
                                              its general partner

                                              By:  /s/ Daniel D. Villanueva
                                                   Daniel D. Villanueva
                                                   President



                                  EXHIBIT INDEX
      EXHIBIT                                                     PAGE

          8          Letter Agreement dated July 31, 1996.         6